Exhibit 99.1

PRESS RELEASE

Gerdau S.A. issues US$ 1.25 billion 5.75% bonds through its subsidiary Gerdau Trade Inc.

Gerdau S.A. (Bovespa: GGBR, NYSE: GGB, Latibex: XGGB) announces today that it has launched and priced ten-year bonds in the international capital markets through its wholly-owned subsidiary Gerdau Trade Inc. The bonds will be unconditionally and irrevocably guaranteed by Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Comercial de Aços S.A.

Final terms and conditions:

Issuer	Gerdau Trade Inc.

Guarantors	Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A.

Ratings	S&P: BBB- / Fitch: BBB-

Principal Amount	US$ 1,250,000,000.00

Format	Rule 144A / Reg S

Trade Date	September 23, 2010

Settlement Date	October 1st, 2010 (T+6)

Maturity	January 30, 2021

Interest Payment Dates	January 30 and July 30, commencing January 30, 2011

Coupon	5.75%, semi-annual in arrears; 30/360 count basis

Clearing	The Depository Trust Company (DTC) / Euroclear / Clearstream

Listing	Luxembourg Stock Exchange (Euro MTF)

The geographic distribution of the offering is as follows: 50% North America, 30% Europe, 15% Latin America and 5% Asia.  The majority of buyers of the bonds were Fund Managers, Private Banks, Insurance Companies and Pension Funds. The net proceeds from the offering will be used to refinance part of the Company’s indebtedness and for general corporate purposes.

This notice shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the bonds in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The bonds are being offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, and to non-U.S. persons in offshore transactions outside the United States in accordance with Regulation S thereunder. The bonds have not been registered under the Securities Act or any state securities laws, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements.

Rio de Janeiro, September 23, 2010.

Osvaldo Burgos Schirmer

Executive Vice President

Director of Investor Relations